                                                                       Exhibit 1

FOR IMMEDIATE RELEASE

For more information, contact:
Mary Stubbs
(415) 356-1006
stubbsm@fleishman.com


                    INTERNET CAPITAL GROUP ACQUIRES STAKE IN
                               eMERGE INTERACTIVE

 Web-based animal industry pioneer represents the largest strategic acquisition for Internet Capital's Network of business-to-business e-commerce companies

 _____________________________________________________________________________

Wayne, PA--October 27, 1999--Internet Capital Group (NASDAQ: ICGE), a leading business-to-business e-commerce company, today announced it has entered into an agreement to acquire an interest in eMerge Interactive Inc. for a combination of cash and a note totaling $50,000,000. The agreement is expected to close in November 1999 following the expiration of the Hart Scott Rodino waiting period.

eMerge Interactive is a diverse Internet-based provider of e-commerce, information services and technology solutions for the animal industry, primarily the cattle segment. By providing an innovative channel for Web-based cattle sales, comparative cattle industry analysis and feedlot benchmarking studies, eMerge Interactive provides services designed to help producers manage more effectively and efficiently. Its industry-specific Web site, www.cattleinfonet.com, represents a vital information platform for the industry, enhancing production management and helping to improve the quality of beef products. eMerge Interactive is a XL Vision Inc. and Safeguard Scientifics, Inc. (NYSE:SFE) partnership company.

"The Internet is deeply impacting the processes of entire industrial sectors and the animal industry stands to benefit enormously from eMerge's platform of online distribution and Web-based product quality and safety information," said Walter Buckley, chief executive officer of Internet Capital Group. "Internet Capital acquires and builds the leading business-to-business players across multiple industries, and we are delighted to welcome eMerge into our network."

Since its inception in 1996, Internet Capital, an Internet holding company actively engaged in business-to-business electronic commerce, has acquired and built two types of companies: market makers, which bring buyers and sellers together by creating Internet-based markets for the exchange of goods, services and information in a particular industrial sector; and infrastructure services providers, which sell software and services to businesses engaged in e-commerce. As a market maker within the Internet Capital network, eMerge will gain access to cutting-edge technology and operational support, as well as strategic expertise.

"This revolutionary concept of using Internet-based tools and e-commerce solutions to reduce inefficiencies within the cattle industry is extremely exciting," said Buckley. "eMerge is presently focused on the largest vertical segment of the agriculture industry and, like Internet Capital Group, recognizes that e-commerce is the key to success in a highly fragmented market."

About Internet Capital Group

Internet Capital Group is an Internet holding company actively engaged in business-to-business e-commerce through a network of Partner Companies. It provides assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 40 business-to-business e-commerce partner companies.


                                    #  #  #